

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Jeremy R. Mork
President
Noble China Holdings Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

      **Re:    Noble China Holdings Limited**
              **Registration Statement on Form 10-12G**
              **Amended March 17, 2011**
              **File No. 000-54104**

Dear Mr. Mork:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.      Please respond to the comments we issued to your affiliate, China Bright Star Limited, on March 30, 2011 as applicable to you.

Amendment No. 1 to Form 10-Q for the fiscal quarter ended December 31, 2010

2.      Please amend to clarify the name of the registrant. We note that your Form 10-Q refers to and is signed by "Noble China Holdings Star Limited." We also note that your certifications in Exhibits 31 and 32 refer to "Noble China Holdings Limited."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.  Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


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